

February 6, 2025

Eve Chan
Chief Financial Officer
Next Technology Holding Inc.
Room 519, 05/F, Block T3, Qianhai Premier Finance Centre Unit 2,
Guiwan Area, Nanshan District, Shenzhen, China 518000

Re: Next Technology Holding Inc.
      Forms 10-K and 10-K/A for the Fiscal Year Ended December 31, 2023
      File No. 001-41450

Dear Eve Chan:

    We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                    Sincerely,

                                    Division of Corporation Finance
                                    Office of Technology

cc: Meng Lai